9-11, avenue Arago
F 78191 Trappes

Téléphone : +33 (0) 1 34 82 79 01
Télécopie : +33 (0) 1 34 82 79 10

PROVIMI

SUPPL

Secrétariat général

[redacted]

08000944

United States Securities and Exchange Commission
Washington D.C. 20549
USA

Trappes, February 19th, 2008

SEC
Mail Processing
Section

FEB 21 2008

Washington, DC
104

Your ref.: File No. 82-5212

Re: **Disclosure Materials provided by Provimi pursuant to Application for exemption under Rule 12g3-2(b)**

PROCESSED
MAR 03 2008
THOMSON
FINANCIAL

Ladies and Gentlemen,

Please find attached disclosure materials for Provimi. Provimi is providing these documents to you pursuant to its obligations under Rule 12g3-2(b)(1)(i).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours,

po.

Cécile GUL

PROVIMI

ON TOP OF THE FEED CHAIN

Sales 2007
- Market update ahead of full year results -

Paris/Rotterdam, 12 February 2008

The Provimi Group (listed on Euronext in Paris), one of the world leaders in the animal nutrition business, publishes its 2007 twelve months sales and updates the market ahead of its full year 2007 results to be announced on 19 March.

Sales increase driven by organic growth and higher selling prices
Sales increased to EUR 1,918.5 million, an increase of 16.6% compared to 2006. On a like-for-like basis sales growth was 14.5 %, with particular good organic growth in Poland and in Rest of the World. The sales increase was largely due to higher selling prices caused by increased raw material costs, which reduced operating margins. Less favourable exchange rates had a negative impact of EUR 13.3 million.

Revenues (1) (in EUR million)	**31/12/2007**	**31/12/2006**	**Change**
France	**192.6**	154.9	**+24.3%**
Poland	**405.3**	347.0	**+16.8%**
Rest of Europe	**823.0**	730.8	**+12.6%**
North America	**280.7**	228.9	**+22.6%**
Rest of the world	**216.9**	184.0	**+17.9%**
Total	**1,918.5**	1,645.6	**+16.6%**

(1) Sales are excluding the discontinued fish feed operations, which had 2007 sales of EUR 155. 8 million (2006: EUR 177.6 million)

Disposal of the Fish Feed Activities completed
The disposal of the Fish Feed activities in Spain, Denmark and Chile to Biomar (Denmark) was completed on 31 January 2008. Sales of the discontinued activities amounted to EUR 155.8 million in 2007 (2006: EUR 177.6 million).

2007 Financial Performance impacted by raw material price increases
The continued sharp increase in raw material prices throughout 2007 will reduce operating margins for the full year. This particularly impacted the Pet food business where price contracts with customers cover a longer period. Head Office costs are increasing over the previous year as a result of various key initiatives being implemented across the Group. These will, together with restructuring charges and higher financial expenses, negatively impact the Group's financial performance for the year.

The full year results will be published on 19 March 2008 after market closing.

The Provimi Group is active worldwide in all types of animal nutrition and is a leader in all markets where it is present. It employs over 8,000 people and has annual sales of EUR 1.9 billion. Provimi has more than 100 production centres in some 30 countries and exports to over 100. Provimi manufactures products and supplies technical support for all species, including ruminants, poultry, swine and pets.

For further information, please contact:

Investor relations:
Olivier Leduc: + (33) 1 34 82 79 04 or + (31) 10 423 95 85

Press relations:
Miriam ter Braak: + (31) 10 423 96 33, or mobile + (31) 6 511 23 766

This press release and other info on the company can be downloaded from the Group's website: **http://www.provimi.com**

END